Exhibit 107

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings.  The maximum aggregate offering price for each offering is as follows:

•	with respect to notes linked to the Dow Jones U.S. Select Dividend Index, $446,000; and
•	with respect to notes linked to the EURO STOXX 50® Index, $600,000; and
•	with respect to notes linked to the S&P 500® Index, $1,299,000; and
•	with respect to notes linked to the S&P 500® Value Index, $40,000.